

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

Jeffrey S. Hackman
President and Chief Executive Officer
Comera Life Sciences Holdings, Inc.
12 Gill Street, Suite 4650
Woburn, Massachusetts 01801

> **Re: Comera Life Sciences Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 3, 2023**
> **File No. 333-269564**

Dear Jeffrey S. Hackman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan M. Rourke Reed, Esq.